

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2024

Becky Marquez
Chief Legal Officer and Corporate Secretary
Xperi Inc.
2190 Gold Street
San Jose, CA 95002

Re: Xperi Inc.
PRER14A filed April 10, 2024
File No. 001-41486

Dear Becky Marquez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

If I want to vote for one or both of the Rubric Nominees, can I use the BLUE proxy card?, page 56

1.   We note your response to prior comment 4 and your statement that "voting on a white proxy card sent to you by Rubric is not the same as voting on the BLUE proxy card." Please revise to clarify that shareholders can vote for any director nominee on either card and to articulate more clearly what you believe is the different impact of voting on the white card. While we note your disclosure that doing so will revoke a previously-granted blue proxy card, it is not clear how that would affect the outcome/effect of the shareholder's voting choice.

How many votes are needed to approve each proposal and what is the effect of withhold votes, abstentions and broker non-votes?, page 61

2.   Please expand your response to prior comment 5 to address the extent of a broker's discretion with respect to all of the matters to be voted on, not just Proposal 2. In this

regard, we note that footnote (2) is limited to describing the extent of a broker's discretion only with respect to Proposal 2.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions